FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on March 31, 2023.

This MD&A for the three months ended March 31, 2023 and 2022 should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the accompanying notes for the three months ended March 31, 2023 and 2022. The financial information presented in this MD&A is derived from the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022 ("financial statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of May 12, 2023.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD-201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psycheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned" or "believes", or variations of such words and phrases, or states that certain actions, events, or results "may", "could", "would", "might", "potentially" or "will" be taken, occur or be achieved. More particularly, and without limitation, this MD&A contains forward-looking statements contained in this MD&A include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this MD&A. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this MD&A, which speak only as of the date of this MD&A.

Further information regarding factors that may cause actual results to differ materially are included in the Company's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, under the heading "Risk Factors." This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. The Company’s registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

On March 15, 2018, the Company's shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the shareholders, pursuant to which, among other things, the Company's shareholders approved certain changes to the capital structure of the Company.

On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." and the capital structure of the Company was reorganized to create a new class of Class A shares, amend the terms of and re-designate the existing common shares as Class B subordinate voting shares (the “Class B Shares”), and eliminate the existing non-voting Class A preferred shares and non-voting Class B preferred shares.

On May 29, 2018, the Class B shares commenced trading on the Canadian Securities Exchange under the trading symbol “HUGE”.

On October 16, 2019, the Company amended its articles of incorporation to complete a consolidation of all of its issued and outstanding share capital. Pursuant to the amendment, all of the issued and outstanding Class A shares and Class B shares were consolidated on the basis of one post-consolidation share for every 201 pre-consolidation shares of the Company (the "Consolidation"). Unless otherwise noted, presentation in this MD&A of the number of Class A shares, Class B shares, stock options, warrants and the issue or exercise prices and any other data related to the foregoing securities are all presented on a post-Consolidation basis.

On January 9, 2020, the Class B Shares commenced trading on the Nasdaq under the trading symbol "HUGE".

The Company operates in two segments: Biotechnology and Strategic Investments. The Company’s Biotechnology segment is focused on furthering the research and development of the Company’s three drug candidates consisting of FSD-PEA, Lucid-PSYCH and Lucid-MS, as further defined below. The Company’s Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial real estate property, with FSD Strategic Investments (as defined below) having a first collateral mortgage on the secured property.

As of the date hereof, the Company currently has five material subsidiaries:

(i) FSD Biosciences Inc. ("FSD Biosciences"), which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA;

(iii) Lucid Psycheceuticals Inc. ("Lucid"), which is wholly owned by the Company and incorporated under the OBCA;

(iv) Prismic Pharmaceuticals Inc. ("Prismic"), which is wholly owned by the Company and incorporated under the laws of the State of Arizona;

(v) FSD Strategic Investments Inc. ("FSD Strategic Investments"), which is wholly owned by the Company and incorporated under the OBCA; and

(vi) FSD Pharma Australia Pty Ltd. ("FSD Australia"), which is wholly owned by the Company and incorporated under the laws of Australia.

BIOTECHNOLOGY OPERATIONS

The Company, through its wholly owned subsidiaries, FSD Biosciences, Prismic, Lucid and FSD Australia, is a pharmaceutical research and development (“R&D”) company focused on developing over time multiple applications of its three compounds:

1. Ultra micro-palmitoylethanolamide ("PEA") or FSD-PEA (also known as FSD-201), which is a licensed compound (as described below);

2. Lucid-PSYCH (formerly Lucid-201); and

3. Lucid-MS (formerly Lucid-21-302), which is a licensed compound (as described below).

Through the acquisition of Prismic, the Company acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit, for certain specified pharmaceutical purposes, patents and other intellectual property rights to PEA owned by Epitech Group SpA ("Epitech"). Pursuant to a royalty agreement between Prismic and FSD Pharma, Prismic holds the right to receive, from FSD, a percentage of the net sales of products developed for conditions relating to pain in humans and certain other conditions using certain intellectual property owned or controlled by Epitech or its affiliates, including those relating to PEA. PEA is a naturally occurring substance that is produced within the body in response to inflammation. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on PEA that meet one or more selected criteria. All efforts are intended to be founded on a biological plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for PEA and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of PEA. PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from the FDA in June 2020 to submit an IND Application for the use of PEA to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA an IND Application for the use of PEA in August 2020. In September 2020, the Company received authorization from the FDA to initiate a Phase 2 clinical program for the use of PEA to treat COVID-19. On August 24, 2021, the Company announced it was terminating the Phase 2 clinical program specific to treating COVID-19, while the Company continues to evaluate other indications to potentially target for PEA. The Company had retained an independent biotechnology and pharma-focused investment banking firm to evaluate FSD-PEA's current potential commercial viability for COVID-19 treatment (the "FSD-PEA Review"). The findings of the FSD-PEA Review suggested that while there were potential commercial opportunities for FSD-PEA, the treatment of COVID-19 by FSD-PEA is specifically unlikely to be commercially viable.

On May 31, 2022, the Company submitted an IND application with the FDA and Health Canada detailing a planned Phase 2 clinical trial of FSD-PEA for the treatment of a yet-to-be-disclosed inflammatory disorder.

On July 13, 2022, Lucid filed a provisional patent application on novel formulations of PEA. The new patent application is based on the results of completed preclinical animal toxicology studies and the Phase 1 clinical trial sponsored by FSD Pharma.

On September 6, 2022, the Company announced that it received a "Study May Proceed" letter for the IND application from the FDA and "Notice of Authorization" from Health Canada for its Phase 2 clinical trial of FSD-PEA.

On January 17, 2023, the Company announced the submission of the Company's clinical trial application for a planned Phase 1 clinical trial for Lucid-MS, a candidate for the treatment of multiple sclerosis.

On April 17, 2023, the Company announced completion of the first-in-human sentinel dosing of Lucid-MS in the Company's Phase I clinical trial evaluating its novel drug candidate as an orally administered treatment for multiple sclerosis.

On March 22, 2023, the Company announced FSD Australia received the certificate of approval from the Alfred Ethics Committee in Australia to proceed with a Phase 1 clinical trial of Lucid-201, as a novel drug candidate for the potential treatment of Major Depressive Disorder.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech, as further amended in July 2020 (defined in this subsection as the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (defined in this subsection as the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. In addition, under the terms of the Epitech License, as further amended on July 9, 2020, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to FSD-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. The Company was required to pay the non-refundable sum of $300,000 on or before October 31, 2019. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of $700,000 is due and payable to Epitech. Within thirty days of the first notification by the FDA of approval of a New Drug Application, the Company is required to pay the non-refundable sum of $500,000. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of $1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Lucid-MS Agreement

On May 19, 2021, prior to its acquisition by the Company, Lucid entered into a license agreement with the University Health Network ("UHN") that governs the world-wide licensing of certain intellectual property rights and data associated with Lucid-MS. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 to UHN until the first commercial sale of a product utilizing the intellectual property licensed to the Company under the agreement including Lucid-MS is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Lucid-PSYCH Agreement

On October 1, 2021, the Company entered into an agreement with Covar Pharmaceuticals Inc. (“Covar”), a contract development and manufacturing services organization, to commence work on providing research quantities of the Company’s drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation (the “Covar Agreement”). Covar’s research and development facility is licensed to handle psychoactive compounds such as Lucid-PSYCH, which are “controlled substances” listed under the Controlled Drugs and Substances Act (Canada). Pursuant to the Covar Agreement, Covar will produce non-good manufacturing practices and good manufacturing practices for Lucid-PSYCH for use in the Company’s planned pre-clinical and Phase 1 clinical trials, respectively.

STRATEGIC INVESTMENT OPERATIONS

On May 13, 2022, FSD Strategic Investments, a wholly owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property. FSD Strategic Investments earns interest through fixed rate lending arrangements that have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property with a first collateral mortgage on the secured property. Loans are issued up to 55% of the appraised value of the secured property. As at March 31, 2023, the Company has a finance receivable balance of $7,407,408, minimum payments receivable at the end of the loan terms is $8,190,180. The loans will start to mature in June 2024 to December 2024.

DISCONTINUED OPERATIONS

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated a process to sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 64-acre property on which the Facility is located (the "Facility Property") and exit the medical cannabis industry. On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of $12,730,942 (C$16,400,000). The Company recognized a gain of $4,249,582 on the sale of the Facility and the Facility Property and incurred selling expenses of $616,002.

Assets included in the sale consisted of the Facility and Facility Property. No liabilities of the Company were transferred as part of the sale. Subsequent to the sale of the Facility and the Facility Property results of operations related to FV Pharma are reported as continued operations.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three months ended March 31, 2023 and 2022:

	For the three months ended
	March 31,
	2023 $	2022 $
General and administrative	2,716,777	3,528,302
External research and development fees	2,311,596	937,052
Share-based payments	3,206,535	83,161
Depreciation and amortization	1,129,971	1,101,155
Impairment loss	480,096	—
Total operating expenses	9,844,975	5,649,670
Net loss from continuing operations	(9,957,529)	(5,460,831)
Net loss from discontinued operations	—	(444,506)
Net loss for the period	(9,957,529)	(5,905,337)

OVERALL FINANCIAL PERFORMANCE

Three months ended March 31, 2023

For the three months ended March 31, 2023, general and administrative expenses were $2,716,777 compared to $3,528,302 for the comparative period in the prior year. This represents a decrease of $811,525 or 23% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. The decrease for the three months ended March 31, 2022, was primarily related to approximately $1,200,000 of legal fees directly related to non-recurring litigation expenses during the three months ended March 31, 2022 compared to $103,000 for the three months ended March 31, 2023, offset by increases in general office, insurance and administrative expenses, consulting and change in foreign exchange.

For the three months ended March 31, 2023, external research and development fees were $2,311,596 compared to $937,052 for the comparative period in the prior year. This represents an increase of $1,374,544, or 147% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. For the three months ended March 31, 2023, the Company has incurred increased expenses related to its key compounds as it progresses in planned trials and development.

For the three months ended March 31, 2023, share-based payments expense was $3,206,535 compared to $83,161 for the comparative period in the prior year. This represents an increase of $3,123,374 or 3756% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, number of PSUs granted, vesting periods of the PSUs, and the grant date fair values and share-based bonuses issued. During the three months ended March 31, 2023, the Company issued warrants for services for $894,579 and recognized $2,311,956 related to share-options and PSUs.

For the three months ended March 31, 2023, depreciation and amortization was $1,129,971 compared to $1,101,155 for the comparative period in the prior year. This represents an increase of $28,816 or 3% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property.

For the three months ended March 31, 2023, impairment loss was $480,096 compared to $nil for the comparative period in the period year. This represents an increase of $480,096 or 100% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. The impairment loss is related to a license agreement to use ultra-micro PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines, as the Company made a strategic decision to no longer pursue the development.

For the three months ended March 31, 2023, net loss was $9,957,529 compared to $5,905,337 for the three months ended March 31, 2023. Net loss for the three months ended March 31, 2023, is comprised of net loss from continuing operations of $9,957,529 and net loss from discontinued operations of $nil compared to net loss from continuing operations for the three months ended March 31, 2022 of $5,460,831 and net loss from discontinued operations of $444,506.

	As at March 31,	As at December 31,
	2023	2022	Change
	$	$	$	%
Cash	9,222,852	16,980,472	(7,757,620)	-46%
Total assets	29,961,001	38,410,656	(8,449,655)	-22%
Total liabilities	8,623,447	7,868,436	755,011	10%

The Company concluded the three months ended March 31, 2023, with cash of $9,222,852 (December 31, 2022 - $16,980,472).

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss for three months ended March 31, 2023 and 2022:

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Expenses
General and administrative	2,716,777	3,528,302	(811,525)	-23%
External research and development fees	2,311,596	937,052	1,374,544	147%
Share-based payments	3,206,535	83,161	3,123,374	3756%
Depreciation and amortization	1,129,971	1,101,155	28,816	3%
Impairment loss	480,096	-	480,096	100%
Total operating expenses	9,844,975	5,649,670	4,195,305	74%

Loss from continuing operations	(9,844,975)	(5,649,670)	(4,195,305)	74%

Interest income	(272,341)	-	(272,341)	100%
Finance expense, net	667	16,382	(15,715)	-96%
Gain on settlement of financial liability	-	(82,725)	82,725	-100%
Loss (gain) on change in fair value of derivative liability	206,950	(242,519)	449,469	-185%
Loss on changes in fair value of investments	177,278	120,023	57,255	48%
Net loss from continuing operations	(9,957,529)	(5,460,831)	(4,496,698)	82%

Net loss from discontinued operations	-	(444,506)	444,506	-100%
Net loss	(9,957,529)	(5,905,337)	(4,052,192)	69%

Other comprehensive income (loss)
Items that may be subsequently reclassified to income:
Exchange gain (loss) on translation of foreign operations	15,402	(73,585)	88,987	-121%
Comprehensive loss	(9,942,127)	(5,978,922)	(3,963,205)	66%

REVIEW OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

General and administrative

General and administrative expenses for the three months ended March 31, 2023 and 2022 are comprised of:

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Professional fees	594,286	2,132,377	(1,538,091)	-72%
General office, insurance and administration
expenditures	622,316	471,523	150,793	32%
Consulting fees	556,804	351,689	205,115	58%
Salaries, wages and benefits	630,027	578,350	51,677	9%
Investor relations	247,392	291,170	(43,778)	-15%
Building and facility costs	-	412,360	(412,360)	-100%
Foreign exchange loss	65,952	(249,493)	315,445	-126%
	2,716,777	3,987,976	(1,271,199)	-32%
Allocated to:
Continuing operations	2,716,777	3,528,302	(811,525)	-23%
Discontinued operations	-	459,674	(459,674)	-100%

Professional fees

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Professional fees	594,286	2,132,377	(1,538,091)	-72%

Professional fees decreased from $2,132,377 to $594,286 or 72% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. The Company incurred $1,200,000 of legal fees directly related to non-recurring litigation expenses during the three months ended March 31, 2022, compared to $103,000 for the three months ended March 31, 2023. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three months March 31, 2023 and 2022 are comprised of the following:

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Insurance, shareholders and public company costs	151,774	284,752	(132,978)	-47%
Travel, meals and entertainment	43,696	87,201	(43,505)	-50%
Office and general administrative	426,846	99,570	327,276	329%
General office, insurance and administration expenditures	622,316	471,523	150,793	32%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs decreased from $284,752 to $151,774 or 47% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly listed Company on the NASDAQ.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $87,201 to $43,696 or 50% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses increased from $99,570 to $426,846 or 329% for the three months ended March 31, 2023, respectively, compared to the equivalent periods in the prior year. Office and general administrative expenses may vary from period to period based on operational activities. The primary reason for the increase for the three months ended March 31, 2023, compared to the equivalent periods in the prior year is due to general office expenditures incurred for special project.

Consulting fees

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Consulting fees	556,804	351,689	205,115	58%

Consulting fees increased from $351,689 to $556,804 or 58% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Salaries, wages and benefits	630,027	578,350	51,677	9%

Salaries, wages and benefits expenses increased from $578,350 to $630,027 or 9% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. The increase is primarily due to increase in headcount for the three months ended March 31, 2023, compared to the three months ended March 31, 2022.

Investor relations

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Investor relations	247,392	291,170	(43,778)	-15%

Investor relations expenses decreased from $291,170 to $247,392 or 15% for the three months ended March 31, 2023, respectively, compared to the equivalent period in the prior year. Investor relations expenses fluctuate from period to period based on the on the Company's business strategy.

Building and facility costs

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Building and facility costs	-	412,360	(412,360)	-100%

Building and facility costs decreased from $412,360 to $nil or 100% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. All costs relate to FV Facility and FV property that was sold in 2022.

Foreign exchange loss (gain)

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Foreign exchange loss (gain)	65,952	(249,493)	315,445	-126%

Foreign exchange loss (gain) decreased from gain of $249,493 to loss of $65,952 for the three months ended March 31, 2023, compared to the equivalent period in the prior year. The primary reason for the foreign exchange change was due to the change of the Canadian dollar relative to the US dollar and its impact on cash balances denominated in the Canadian dollar.

External research and development fees

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
External research and development fees	2,311,596	937,052	1,374,544	147%

External research and development fees increased from $937,052 to $2,311,596 or 147% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. For the three months ended March 31, 2023, the Company has incurred increased expenses related to its key compounds as it progresses in planned trials and development.

Share-based payments

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Share-based payments	3,206,535	83,161	3,123,374	3756%

Share-based payments increased from $83,161 to $3,206,535 for the three-month ended March 31, 2023, compared to the equivalent period in the prior year. This represents an increase of $3,123,374, or 3756% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, number of PSUs granted, vesting periods of the PSUs, and the grant date fair values and share-based bonuses issued. During the three months ended March 31, 2023, the Company issued warrants for services for $894,579 and recognized $2,311,956 related to share-options and PSUs.

Depreciation and amortization

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Depreciation and amortization	1,129,971	1,101,155	28,816	3%

Depreciation and amortization increased from $1,101,155 to $1,129,971 or 3% for the three months ended March 31, 2023, compared to the equivalent period in the prior year. Depreciation and amortization is primarily related to the intellectual property.

Impairment loss

	For the three months ended March 31,
	2023	2022	Change
	$	$	$	%
Impairment loss	480,096	-	480,096	100%

During the three months ended March 31, 2023 the Company recognized an impairment loss of $480,096 (2022 – $nil) relating to the Company’s license agreement with Innovet Italia S.R.L. (“Innovet”). The Company had been granted a license to use ultra-micro PEA to develop veterinary drugs for the treatment of gastro-intestinal diseases in canines and felines. The Company had recognized an intangible asset for the payments made to Innovet under the license agreement. During the three months ended March 31, 2023, the Company made a strategic decision to no longer pursue the development of ultra-micro PEA for veterinary purposes and as a result the remaining balance of the intangible asset was impaired in the period.

Interest income

For the three months ended March 31, 2023, interest income was $272,341 compared to $nil, for the three months ended March 31, 2022. Interest income is primarily comprised user fees earned on finance receivables and interest earned on Guaranteed Investment Certificates.

Gain on settlement of financial liability

For the three months and year ended March 31, 2023, the Company recognized $nil on settlement of financial liabilities, compared to a gain of $82,725, for the three months ended March 31, 2022.

Loss (gain) on change in fair value of derivative liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expires five years from the date of issuance.

The fair value of the warrants liability as at March 31, 2022 was $522,884 resulting in a gain on change in fair value of $242,519 for the period ended March 31, 2022.

The fair value of the warrants liability as at March 31, 2023, was $450,544 resulting in a loss on change in fair value of $206,950 for the period ended March 31, 2023.

Loss (gain) on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss or gain as the fair value fluctuates.

		Balance at December	Change in fair value	Balance at March
Entity	Instrument	31, 2022	through profit or loss	31, 2023
		$		$
Solarvest BioEnergy Inc.	Shares	221,490	(110,655)	110,835
Solarvest BioEnergy Inc.	Convertible debenture	177,192	(88,524)	88,668
A2ZCryptoCap Inc.	Shares	10,632	8	10,640
Lions Bay Fund	Shares	418,298	21,893	440,191
		827,612	(177,278)	650,334

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022

The following table outlines our net loss from discontinued operations for the three months ended March 31, 2022:

For the three months
ended March 31,
2022
$
Expenses
General and administrative	459,674
Total operating expenses	459,674

Loss from discontinued operations	(459,674)

Other income	(15,168)
Net loss from discontinued operations	(444,506)

General and administrative

For the three months
ended March 31,
2022
$
General office and administration	24,064
Salaries, wages and benefits	23,250
Building and facility costs	412,360
459,674

General and administrative expenses from discontinued operations decreased from $459,674 to $nil for the three months ended March 31, 2023, compared to the equivalent period in the prior year.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing April 1, 2021 and ended March 31, 2023. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2022 and the financial statements for the period ended March 31, 2023. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2022 and the financial statements for the period ended March 31, 2023. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2023	2022	2022	2022	2022	2021	2021	2021
	$	$		$	$	$	$	$

Interest income	(272,341)	(300,018)	(65,499)	(2,218)	-	-	-	-
Net loss for the period	(9,957,529)	(6,148,441)	(7,128,885)	(4,424,165)	(5,905,337)	(6,347,723)	(5,790,925)	(13,207,327)
Net loss per share - basic	(0.26)	(0.16)	(0.19)	(0.11)	(0.15)	(0.16)	(0.16)	(0.37)
Net loss per share - diluted	(0.26)	(0.16)	(0.19)	(0.11)	(0.15)	(0.16)	(0.16)	(0.16)

FINANCIAL POSITION

	As at	As at
	March 31,	December 31,	Change
	2023	2022	$	%
ASSETS
Current assets
Cash and cash equivalents	9,222,852	16,980,472	(7,757,620)	-46%
Other receivables	425,048	374,377	50,671	14%
Prepaid expenses and deposits	837,540	472,137	365,403	77%
Note receivables	223,333	-	223,333	100%
Net investment in lease	23,206	23,188	18	0%
	10,731,979	17,850,174	(7,118,195)	-40%

Non-current assets
Equipment, net	102,821	105,729	(2,908)	-3%
Investments	650,334	827,612	(177,278)	-21%
Right-of-use asset, net	118,779	155,196	(36,417)	-23%
Finance receivables, net	7,407,408	7,431,656	(24,248)	0%
Intangible assets, net	10,469,584	12,040,289	(1,570,705)	-13%
	18,748,926	20,560,482	(1,808,648)	-9%
Total assets	29,480,905	38,410,656	(8,929,751)	-23%

LIABILITIES
Current liabilities
Trade and other payables	7,706,530	7,108,419	598,111	8%
Lease obligations	141,702	177,870	(36,168)	-20%
Warrants liability	450,544	243,594	206,950	85%
Notes payable	300,549	300,549	-	0%
	8,599,325	7,830,432	768,893	10%

Non-current liabilities
Lease obligations	24,122	38,004	(13,882)	-37%
Total liabilities	8,623,447	7,868,436	755,011	10%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	-	0%
Class B share capital	137,287,903	143,258,972	(5,971,069)	-4%
Warrant	3,036,979	2,142,400	894,579	42%
Contributed surplus	29,627,239	28,500,924	1,126,315	4%
Foreign exchange translation reserve	668,003	652,601	15,402	2%
Accumulated deficit	(149,914,254)	(144,164,265)	(5,749,989)	4%
Total shareholders' equity	20,857,458	30,542,220	(9,684,762)	-32%
Total liabilities and shareholders' equity	29,480,905	38,410,656	(8,929,751)	-23%

Assets

Current assets

Cash decreased by $7,757,620 or 46%, as a result of cash used during the period.

Other receivables increased by $50,671 or 14%, primarily due to an increase in sales taxes receivable and income tax receivables.

Prepaid expenses and deposits increased by $365,403 or 77% primarily related to payments made for the Company's insurance policies.

Note receivables increased by $223,333 or 100%, due to the issuance of a promissory note.

Non-current assets

Investments decreased by $177,278 or 21%, primarily due to the change in fair value of investments as a result of decreases in the underlying share prices.

Intangible assets decreased by $1,570,705 or 13%, due to impairment loss of $480,096 and amortization expense incurred for the three months ended March 31, 2023.

Liabilities

Current liabilities

Trade and other payables increased by $598,111 or 8%, primarily due to timing of payments.

Warrants liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the  exercise price being denominated in United States dollar, which was not the functional currency of the Company at the  time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to  be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize  the warrants as a financial liability classified at fair value through profit or loss.

The fair value of the warrants liability as at March 31, 2023, was $450,544 (December 31, 2022 - $243,594) resulting in a loss on change in fair value of $206,950 for the period ended March 31, 2023.

Notes payable

The Company recognized notes payable from the acquisition of Prismic on June 29, 2019, made up of convertible notes and short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%.

Non-current liabilities

Non-current portion of lease liability represents the Company's obligations for office leases.

Shareholders' equity

Shareholder's equity decreased by $9,684,762 due to a decrease of $5,971,069 related to share buyback program offset by issuance of common shares on PSUs conversion, gain of $15,402 related to the translation of foreign operations and cancellation of shares, net loss of $9,957,529, offset by $1,126,315 of contribution surplus related to share cancelation and share based payments and $894,579 of warrants related to share-based payments.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of March 31, 2023, in order to carry out its planned operations over the next twelve months.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development programs centered on the Company's compounds (two of which are licensed). The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at March 31, 2023, the Company had cash of $9,222,852 representing a decrease of $7,757,620 from December 31, 2022. This decrease is primarily due to $4,754,136 of cash used in operating activities and $3,003,484 of cash used in financing activities.

Cash flows for the three months ended March 31, 2023 and 2022

	For the three months ended March 31,
	2023	2022
	$	$

Net cash provided by (used in):
Cash used in continuing operating activities	(4,754,136)	(4,589,164)
Cash used in discontinued operating activities	-	(504,264)
Cash used in operating activities	(4,754,136)	(5,093,428)

Cash used in investing activities	-	(106,586)

Cash used in financing activities	(3,003,484)	(1,486,747)

Net increase in cash during the period	(7,757,620)	(6,686,761)

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the three months ended March 31, 2023, were $4,754,136 compared to cash flows used in continuing operating activities of $4,589,164 for the three months ended March 31, 2022. Cash flows used in discontinued operating activities for the three months ended March 31, 2023, were $nil compared to cash flows used in discontinued operating activities of $504,264 for the three months ended March 31, 2022. The decrease in cash used in operating activities of $339,292 is primarily due to a decrease in cash used in discontinued operations for the three months ended March 31, 2023.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months March 31, 2023, were $nil compared to cash flows used in by investing activities of $106,586 for the three months ended March 31, 2022. The change is primarily due to a decrease in the additions of intangible assets, offset by the sale of investments during the three months ended March 31, 2022.

Cash Flows Used in Financing Activities

Cash flows used in financing activities for the three months ended March 31, 2023, were $3,003,484 compared to cash used in financing activities of $1,486,747 for the three months ended March 31, 2022. The increase is primarily related to the share repurchase program.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. In fiscal 2023, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three months ended March 31, 2023, was $49,932 (2022 - $55,260).

b. During the three months ended March 31, 2023, the Company granted 400,000 PSUs to independent members of the Board of Directors. As at March 31, 2023, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023.

c. During the three months ended March 31, 2023, the Company granted the CEO, President, COO and CEO of Lucid, 500,000 share options each to acquire Class B Common Shares with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested at the grant date.

Key management personnel compensation during the three months ended March 31, 2023 and 2022 is comprised of:

	2023	2022
	$	$
Salaries, benefits, bonuses and consulting fees	317,831	321,846
Share-based payments	1,963,983	6,077
Total	2,281,814	327,923

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by residential or commercial properties and the Company is granted a first collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as: timing of payments, loan to value, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's finance receivables are at fixed rates and there are no material long-erm borrowings outstanding. The Company is not exposed to interest rate risk as at March 31, 2023.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at March 31, 2023.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the financial statements. The Company did not hold any private company investments as of March 31, 2023. The Company's investment in the Lion's Bay Fund is measured at fair value and classified as Level 3. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2022, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	39,040,614
Share options	2,885,529
Warrants	11,163,308
RSUs	400,000

SUBSEQUENT EVENTS

Options exercised

On April 23, 2023, 12,000 share options were exercised at C$1.30 in exchange for 12,000 Class B Common Shares.

Raza Bokhari

On May 6, 2023, the Ontario Superior Court of Justice awarded C$2,814,229 in favour of the Company against Raza Bokhari for legal costs incurred by the Company with respect to the arbitration matter.

Finance receivables

Subsequent to March 31, 2023, the Company entered into a loan agreement with the President of the Company. The Company issued a loan receivable in the aggregate amount of C$1,200,000. The loan is secured by a second charge against a residential property and was issued at loan to value ratio below 50%. The loan carries interest at a rate of 6% per annum, payable monthly, and matures two years from the date of issuance. The principal balance is due at maturity and can prepaid, in whole or in part, at any time without notice or penalty.

GBB Drink Lab, Inc.

GBB Drink Lab, Inc. has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD Biosciences and FSD Pharma claiming a material breach of a mutual nondisclosure agreement and misappropriation of trade secrets, which has and continues to cause irreparable harm to plaintiffs, which has been valued, as of August 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. The ultimate outcome of the matter cannot be determined at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2023, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2023.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2023 and concluded that it was effective.